UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 1-1927

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

     The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) for the fiscal year ended December 31, 2004, together with the reports of Bober, Markey, Fedorovich & Company and PricewaterhouseCoopers LLP, independent registered public accounting firms, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

     EXHIBIT 23.1. Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

     EXHIBIT 23.2. Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY, Plan Administrator of THE GOODYEAR TIRE & RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
Dated: June 28, 2005	By:	/s/ Darren Wells
Darren Wells, Senior Vice President Business Development and Treasurer

2

ANNEX A
TO
Form 11-K

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

* * * * *

FINANCIAL STATEMENTS

DECEMBER 31, 2004

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Index to Financial Statements
December 31, 2004 and December 31, 2003

Page
Report of Independent Registered Public Accounting Firms	2, 2A

Financial Statements:

Statement of Net Assets Available for Plan Benefits at December 31, 2004 and December 31, 2003	3

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2004 and for the Period Ended December 31, 2003	3

Notes to Financial Statements	4-16

Supplemental Information
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Schedule I

Note:	Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Goodyear Tire & Rubber Company Employee Savings Plan for
Bargaining Unit Employees
Akron, Ohio

We have audited the accompanying statement of net assets available for plan benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2003 were audited by other auditors whose report dated June 25, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees as of December 31, 2004 and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bober, Markey, Fedorovich & Company

BOBER, MARKEY, FEDOROVICH & COMPANY

June 17, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Employee Savings Plan for Bargaining
Unit Employees (sponsored by The Goodyear
Tire & Rubber Company)

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Employee Savings Plan for Bargaining Unit Employees (the “Plan”) (sponsored by The Goodyear Tire & Rubber Company) at December 31, 2003 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
June 25, 2004

2A

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
December 31, 2004 and December 31, 2003

Statement of Net Assets Available for Plan Benefits

(Dollars in Thousands)	December 31,	December 31,
	2004	2003
Plan’s Interest in Master Trust at fair value	$726,118	$629,160

Participant Loans	44,871	43,268

Net Assets Available for Plan Benefits	$770,989	$672,428

Statement of Changes in Net Assets Available for Plan Benefits

(Dollars in Thousands)	Year Ended December	Year Ended December
	31, 2004	31, 2003
Investment Income:

Contributions:
Employer Contributions	$—	$5,081
Employee Contributions	43,661	43,776

Total additions	43,661	48,857

Deductions:
Benefits Paid to Participants or Their Beneficiaries	(48,560)	(58,138)
Administrative Expenses	(643)	—
Net Transfers Out	(65)	(531)

Interest From Participant Loans	2,002	2,425

Investment Gain from Plan’s Interest in Master Trust	102,166	83,528

Increase in Assets Available for Plan Benefits During the Plan Period	98,561	76,141

Net Assets Available for Plan Benefits at Beginning of Plan Year	672,428	596,287

Net Assets Available for Plan Benefits at End of Plan Year	$770,989	$672,428

The accompanying notes are an integral part of these statements.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees

Notes to Financial Statements
December 31, 2004 and December 31, 2003

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement, effective November 1, 1995.

Plan Year

The Plan Year is a calendar year.

Trust Assets

Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the “Company”) maintain their assets in a master trust (the “Commingled Trust”) administered by the Trustee. The Company sponsored two savings plans at December 31, 2004 and December 31, 2003, respectively, that participated in the master trust. The Plan’s undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Asset Valuation

The majority of the assets of the Plan are valued at fair market value. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value (See Note 10). Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, and Self-Directed Account are valued based on units of participation in commingled funds or mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

Income Recognition

Employer and employee contributions are recognized in Plan assets on the accrual basis of accounting.

Dividend income is recorded on the ex-dividend date.

Interest income is recorded as earned.

Appreciation or depreciation on Goodyear common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

Concentration of Credit Risk

The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 10).

The Goodyear Stock Fund invests primarily in the Common Stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Plan Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

2.	GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

Inception

The Plan is a defined contribution plan, which became effective July 1, 1984.

Eligibility

All employees who are members of a bargaining unit, which has adopted the Plan are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. At December 31, 2004 and December 31, 2003, approximately 16,500 employees (17,200 2003) of the Company were eligible with approximately 11,300 employees (11,600 in 2003) participating in the Plan.

Vesting

Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed three years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. All contributions are subject to certain limitations under the Internal Revenue Code. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Goodyear Stock Fund, and Self-Directed Account or in any combination of these ten funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent up to the 15th day of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees may suspend their contributions at any time effective immediately.

The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. Effective April 20, 2003, the Employer Matching Contributions were suspended; on the same date, any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.

The Plan provides the Company the ability to establish a minimum contribution level for each Plan year. The minimum contribution level is first satisfied from employee contributions and the remainder is satisfied by employer contributions. In the event the minimum contribution level exceeds the sum of the employee contributions and employer matching contributions, the excess is allocated to the participants’ accounts to the extent permitted. The remainder is held in a suspense account, which is applied to reduce employer contributions in the following Plan years. On December 20, 2002, the Plan was amended to remove the minimum contribution provisions effective December 31, 2002.

Investments

The Trustee of the Plan maintains the following eleven funds under the Plan:

•	Stable Value Fund — Employee contributions are invested in various investment contracts that provide for rates of return for particular periods of time. The Guaranteed Investment Contracts and the Short-Term Investments Fund are the current investments related to this fund.

•	Conservative Asset Allocation Fund — Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Income and Growth Fund is the current investment related to this fund (see Note # 7 Subsequent Events on page 13 for additional information.).

•	Moderate Asset Allocation Fund — Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Moderate Asset Allocation Fund is the current investment related to this fund (see Note # 7 Subsequent Events on page 13 for additional information.).

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

•	Aggressive Asset Allocation Fund — Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds, which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Life Solutions Aggressive Fund is the current investment related to this fund (see Note # 7 Subsequent Events on page 13 for additional information.).

•	S&P 500 Index Stock Equity Fund — Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks, which provide a return similar to the Standard and Poor’s Composite Index of 500 stocks plus reinvested dividends. The Collective Daily Stock Index Fund is the current investment related to this fund.

•	Large Capitalization Stock Equity Fund — Employee contributions are invested in a mutual fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation. The American Century Investor’s Income Ultra Fund is the current investment related to this fund.

•	Small Capitalization Stock Equity Fund — Employee contributions are invested in a mutual fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth. The Franklin Strategic Series Small Cap Fund II is the current investment related to this fund.

•	International Stock Equity Fund — Employee contributions are invested in a mutual fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth. Effective October 1, 2004, participants who both buy and sell units of the fund within a 30 day period incur a redemption fee equal to 2% of the trade amount. The Templeton Foreign Fund is the current investment related to this fund.

•	Loan Investment Fund — Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%. The Promissory Notes are the current investments related to this fund.

•	Goodyear Stock Fund – Employer and employee contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 2004 the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $7.09 to $15.01 ($8.10 to $3.57 during 2003). The closing price per share of Goodyear common stock on The New York Stock Exchange was $14.66 at December 31, 2004 ($7.86 at December 31, 2003). The common stock of

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

The Goodyear Tire & Rubber Company and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions was converted to an employee stock ownership plan (ESOP) effective December 31, 2001.

•	Self-Directed Account — Employee contributions are invested in the mutual fund(s) of the participant’s choice through the establishment of a brokerage account for the participant administered by Charles Schwab.

Participant Accounts

A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Loan Investment Fund, and Goodyear Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

Interest is automatically reinvested in each participant’s respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Goodyear Stock Fund, and Self-Directed Account are reflected in the unit value of the fund which affects the value of the participants’ accounts.

Plan Withdrawals and Distributions

Participants may withdraw vested amounts from their accounts if they:

•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts are payable upon retirement, death or other termination of employment.

Under the ESOP, participants may elect to receive in cash dividends on the Goodyear stock held in their employer match account.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. For the December 31, 2004 and December 31, 2003 Plan year, the Plan had forfeiture credits in the amounts of $12,934 and $1,604, respectively.

Participant Loans

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application. The interest rate at the beginning of 2004 Plan year was 5.00%, which increased throughout the year to 6.00% at December 31, 2004.

Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and, recordkeeping services are paid from such Funds, which reduces the investment return reported and credited to participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

3.	RELATED PARTY TRANSACTIONS:

The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

The Goodyear Stock Fund is designed primarily for investment in common stock of the Company.

4.	TAX STATUS OF THE PLAN:

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan is qualified and the trust established for the plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements .

5.	LITIGATION:

On October 22, 2003, the Company announced that it would restate its financial results for the years ended 1998-2002 and for the first and second quarters of 2003. Following this announcement, at least 11 lawsuits have been filed in the United States District Court for the Northern District of Ohio against the Company, the trustee, and current and/or former officers of the Company including Samir G. Gibara, Robert W. Tieken, Robert J. Keegan, Stephanie W. Bergeron, Kathleen T. Geier, Donald D. Harper, Darren R. Wells and others asserting breach of fiduciary duty claims under the Employee Retirement Income Security Act (ERISA) on behalf of a putative class of participants in the Company’s Employee Savings Plan for Bargaining Unit Employees and the Company’s Employee Savings Plan for Salaried Employees. These actions have since been consolidated into a single action. The plaintiffs seek to represent a class of participants in these plans. While the Company believes the claims are without merit and intends to vigorously defend these lawsuits, it is unable to predict the outcome of these actions.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2004 and December 31, 2003 to the Form 5500:

(Dollars in Thousands)	December 31,	December 31,
	2004	2003
Net Assets Available for Plan Benefits per the Financial Statements	$770,989	$672,428

Amounts Allocated to Withdrawing Participants	—	(514)

Net Assets Available for Plan Benefits per the Form 5500	$770,989	$671,914

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2004 and December 31, 2003 to the Form 5500:

(Dollars in Thousands)	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
Benefits Paid to Participants per the Financial Statements	$48,560	$58,138

Add: Amounts Allocated to Withholding Participants	—	514

Less: Amounts Allocated to Withdrawing Participants at December 31, 2003 and December 31, 2002	(514)	(658)

Benefits Paid to Participants per the Form 5500	$48,046	$57,994

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year-end, but not yet paid as of that date.

The Goodyear Tire & Rubber Company
Employee Savings Plan for Bargaining Unit Employees
Notes to Financial Statements
December 31, 2004 and December 31, 2003

7.	SUBSEQUENT EVENTS

•	Effective January 1, 2005, Northern Trust Global Investments replaced State Street Global Advisors as the Investment Manger for the Conservative, Moderate, and Aggressive Asset Allocation Funds. The percentages invested in each asset class remained the same as disclosed in these Financial Statements.

•	Effective August 1, 2005, JP Morgan Retirement Plan Services, LLC will become the recordkeeper, replacing Hewitt Associates. There will be changes to the investment funds offered by the Plan when the recordkeeper changes.

8.	FINANCIAL DATA OF THE MASTER TRUST:

A portion of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Master Trust. At December 31, 2004 and December 31, 2003, the Plan’s interest in the net assets of the Master Trust was approximately 36.6% and 35.6% respectively. The Master Trust assets are held by The Northern Trust Company (Trustee).

See pages 14 through 16 of these financial statements, which set forth the financial data of the master trust.

The Goodyear Tire & Rubber Company
Master Trust
December 31, 2004 and December 31, 2003

Statement of Net Assets Available for Plan Benefits

(Dollars in Thousands)	December 31,		December 31,
	2004		2003
Commingled Funds

State Street Income and Growth Fund	$24,605		$20,941

State Street Moderate Asset Allocation Fund	63,919		58,722

State Street Life Solutions Aggressive Fund	36,385		30,587

Collective Daily Stock Index Fund	414,398	*	391,432	*

Short-Term Investments	41,402		34,300
Mutual Funds

American Century Investor’s Income Ultra Fund	83,271		76,087

Franklin Strategic Series Small Cap Fund II	148,799	*	145,975	*

Templeton Foreign Fund	51,917		41,702

Charles Schwab Self Directed Account	18,752		16,402

Common Stock of The Goodyear Tire & Rubber Company,**	306,052	*	176,628	*

Guaranteed Investment Contracts (See Note 10)	793,157	*	774,931	*

Investment	1,982,657		1,767,707

Receivables:
Accrued Interest and Dividends	—		122

Total Assets Available for Plan Benefits	1,982,657		1,767,829

Liabilities:
Administrative Expenses Payable	360		379

Total Liabilities	360		379

Net Assets Available for Plan Benefits	$1,982,297		$1,767,450

*Individual investment represents 5% or more of the Net Assets Available for Plan Benefits.

**Includes nonparticipant-directed investments. See Note 9.

The Goodyear Tire & Rubber Company
Master Trust
December 31, 2004 and December 31, 2003

MASTER TRUST INVESTMENT INCOME:

     Investment income for the Master Trust is as follows:

     Investment income:

(Dollars in Thousands)	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
Net Appreciation in Fair Value of Investments:
Commingled Funds	$51,655	$104,413
Mutual Funds	31,422	70,333
Common Stock	145,630	29,230

	228,707	203,976

Interest	35,389	35,795
Administrative Expenses	(1,898)	(778)

Total Income	$262,198	$238,993

The Goodyear Tire & Rubber Company
Master Trust
December 31, 2004 and December 31, 2003

9. MASTER TRUST NON-PARTICIPANT DIRECTED INVESTMENTS:

Employees of the Plan are allowed to make employee contributions to the Goodyear Stock Fund. Information about the significant components of the changes in net assets relating to the investments of the total Goodyear Stock Fund in the master trust is as follows:

(Dollars in Thousands)	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
Changes in Net Assets:
Employer Contributions	$—	$5,080
Employee Contributions	4,637	5,585
Interest Income	229	298
Net Appreciation in Fair Market Value of Assets	145,830	29,397
Benefits Paid to Participants or Their Beneficiaries	(10,814)	(7,840)
Transfers Between Funds	1,573	(9,362)

Increase in Net Assets During Plan Period	141,455	23,158

Net Assets at Beginning of Plan Year	185,299	162,141

Net Assets at End of Plan Year	$326,754	$185,299

Non-participant Directed Assets at End of Plan Year	$335	$5,664

10. GUARANTEED INVESTMENT CONTRACTS:

The master trust holds fully benefit-responsive guaranteed investment contracts (GICs), which are presented at contract value in the Statement of Net Assets Available for Plan Benefits as previously stated in Note 1. The fair values of the GICs at December 31, 2004 and December 31, 2003 were approximately $810,618,145 and $858,509,076, respectively. The average effective yield and the average crediting interest rate associated with the GICs were approximately 4.73% and 4.74% at December 31, 2004 and December 31, 2003, respectively. The GICs in the master trust are of various types and primarily have zero minimum crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.

The Goodyear Tire & Rubber Company	Schedule I
Employee Savings Plan for Bargaining Unit Employees
Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2004
Employer Identification Number: 34-0253240, Plan Number: 006

(a)	(b) Identity of issue, borrower	(c) Description of investment	(d) Cost	(e) Current Value
	lessor or similar party	Including maturity date, rate of interest,
		collateral par, or maturity value
	Participant Loans	5.0% - 10.5%	$—	$44,870,573